UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Fourth Quarter and Full Year 2024 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2025

NOVA LTD. (Registrant) By: /s/ Guy Kizner ————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Fourth Quarter and Full Year 2024 Results

REHOVOT, Israel - February 13, 2025 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Highlights:
•	Record Quarterly revenue of $194.8 million, a 9% QoQ increase, exceeding the Company guidance and up 45% YoY.
•	GAAP net income of $50.5 million, or $1.58 per diluted share, up 32% YoY.
•	Record non-GAAP net income of $62.3 million, or $1.94 per diluted share, exceeding the Company guidance, and up 43% YoY.
•	Record sales of materials metrology, driven by sales of Nova Metrion and Nova Veraflex platforms
•	Record sales for dimensional metrology stand-alone solutions, driven by demand for unique capabilities in advanced packaging and GAA manufacturing.

Full Year 2024 Highlights:
•	Record annual revenue of $672.4 million up 30% YoY
•	Record GAAP net income of $183.8 million, or $5.75 per diluted share up 34% YoY
•	Record Non-GAAP net income of $214.9 million, or $6.69 per diluted share up 38% YoY
•	Record sales for advanced packaging processes, more than doubling revenues from the segment
•	Record sales of materials metrology, driven by growing adoption of the Company’s solutions across market segments

GAAP Results (K)
	Q4 2024	Q3 2024	Q4 2023	FY 2024	FY 2023
Revenues	$194,766	$178,974	$134,219	$672,396	$517,922
Net Income	$50,481	$51,279	$38,068	$183,762	$136,310
Earnings per Diluted Share	$1.58	$1.60	$1.20	$5.75	$4.28

Non-GAAP Results (K)
	Q4 2024	Q3 2024	Q4 2023	FY 2024	FY 2023
Net Income	$62,302	$56,056	$43,597	$214,926	$155,891
Earnings per Diluted Share	$1.94	$1.74	$1.36	$6.69	$4.86

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Nova continues to outperform the market, with quarterly and annual sales records which exceeded the high end of the guidance in both revenue and profitability,” said Gaby Waisman, President and CEO. “As we reflect on the past year, we count multiple achievements across our product lines, including strategic penetrations into leading manufacturers, an evolving position in new segments, and a growing market share. All of these, combined with Nova’s long-term strategy for perpetual growth, set the stage for our continued growth in 2025.”

2025 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2025. Based on current estimates, management expects:

•	$205 million to $215 million in revenue

•	$1.75 to $1.91 in diluted GAAP EPS

•	$2.00 to $2.16 in diluted non-GAAP EPS

2024 Fourth Quarter Results

Total revenues for the fourth quarter of 2024 were $194.8 million, an increase of 9% compared with the third quarter of 2024 and an increase of 45% compared with the fourth quarter of 2023.

Gross margin in the fourth quarter of 2024 was 56.4%, compared with 56.6% in the third quarter of 2024 and 55.1% in the fourth quarter of 2023.

Operating expenses in the fourth quarter of 2024 were $54.5 million, compared with $52.1 million in the third quarter of 2024 and $40.4 million in the fourth quarter of 2023.

On a GAAP basis, the Company reported net income of $50.5 million, or $1.58 per diluted share, in the fourth quarter of 2024. This is compared with net income of $51.3 million, or $1.60 per diluted share, in the third quarter of 2024, and $38.1 million, or $1.20 per diluted share, in the fourth quarter of 2023.

On a non-GAAP basis, the Company reported net income of $ 62.3 million, or $1.94 per diluted share, in the fourth quarter of 2024. This is compared with net income of $ 56.1 million, or $1.74 per diluted share, in the third quarter of 2024, and $43.6 million, or $1.36 per diluted share, in the fourth quarter of 2023.

2024 Full Year Results

Total revenues for 2024 were $672.4 million, an increase of 30% compared to total revenues of $517.9 million for 2023.

Gross margin in 2024 was 57.6%, compared with 56.6% in 2023.

Operating expenses in 2024 were $199.5 million, compared with operating expenses of $160.9 million in 2023.

On a GAAP basis, the Company reported net income of $183.7 million, or $5.75 per diluted share, in 2024. This is compared with a net income of $136.3 million, or $4.28 per diluted share, in 2023.

On a non-GAAP basis, the Company reported net income of $214.9 million, or $6.69 per diluted share, in 2024. This is compared with net income of $155.9 million, or $4.86 per diluted share, in 2023.

Conference Call Information

Nova will host a conference call today, February 13, 2025, at 8:30 a.m. Eastern Time, to discuss the Company’s fourth quarter 2024 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE    Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from February 13, 2025, at 11:30 a.m. Eastern Time until August 15, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 8533745
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.
Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	157,779	107,574
Short-term interest-bearing bank deposits	211,877	119,850
Marketable securities	216,910	216,258
Trade accounts receivable, net	139,318	111,256
Inventories	156,599	138,198
Other current assets	19,466	17,084
Total current assets	901,949	710,220
Non-current assets
Marketable securities	225,818	191,351
Interest-bearing bank deposits and restricted deposits	7,847	6,254
Deferred tax assets	31,639	23,583
Operating lease right-of-use assets	51,193	41,856
Property plant and equipment, net	81,746	66,874
Intangible assets, net	31,458	39,184
Goodwill	48,317	50,080
Other long-term assets	10,455	4,405
Total non-current assets	488,473	423,587
Total assets	1,390,422	1,133,807
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	180,564	197,678
Trade accounts payable	59,578	35,158
Deferred revenues	72,886	41,978
Operating lease current liabilities	7,169	6,703
Other current liabilities	68,033	41,294
Total current liabilities	388,230	322,811
Non-current liabilities
Operating lease long-term liabilities	48,363	39,762
Long-term deferred tax liability	8,495	10,574
Other long-term liabilities	17,539	9,908
Total non-current liabilities	74,397	60,244
Shareholders' equity	927,795	750,752
Total liabilities and shareholders' equity	1,390,422	1,133,807

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Revenues:
Products	158,546	104,108	538,350	405,037
Services	36,220	30,111	134,046	112,885
Total revenues	194,766	134,219	672,396	517,922
Total cost of revenues	84,835	60,207	285,310	224,745
Gross profit	109,931	74,012	387,086	293,177
Operating expenses:
Research and development, net	30,909	21,290	110,257	88,043
Sales and marketing	15,980	13,580	65,090	52,467
General and administrative	7,571	5,480	24,199	20,404
Total operating expenses	54,460	40,350	199,546	160,914
Operating income	55,471	33,662	187,540	132,263
Financing income, net	3,756	7,283	28,747	22,436
Income before taxes on income	59,227	40,945	216,287	154,699
Income tax expenses	8,746	2,877	32,525	18,389
Net income for the period	50,481	38,068	183,762	136,310

Earnings per share:
Basic	1.72	1.31	6.31	4.73
Diluted	1.58	1.20	5.75	4.28

Shares used in calculation of earnings per share (in thousands):
Basic	29,304	28,975	29,113	28,828
Diluted	32,062	32,023	32,138	32,089

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Cash flows from operating activities:
Net income	50,481	38,068	183,762	136,310
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,029	2,756	11,736	10,344
Amortization of intangible assets	1,267	1,461	5,643	5,857
Amortization of premium and accretion of discount on marketable securities, net	(1,820)	(1,134)	(7,178)	(3,001)
Amortization of debt issuance costs	310	324	1,280	1,284
Share-based compensation	6,349	5,654	25,209	18,286
Net effect of exchange rate fluctuation	4,109	(2,591)	3,025	1,754
Changes in assets and liabilities:
Trade accounts receivable, net	(26,196)	(18,606)	(29,051)	(1,183)
Inventories	876	2,851	(23,897)	(26,000)
Other current and long-term assets	(4,097)	(361)	(9,671)	(5,752)
Deferred tax, net	(4,849)	(185)	(9,722)	(6,241)
Operating lease right-of-use assets	559	259	3,668	3,050
Trade accounts payable	6,309	8,917	17,506	(7,807)
Deferred revenues	19,494	(292)	34,553	11,391
Operating lease liabilities	97	2,091	(3,938)	(3,221)
Other current and long-term liabilities	12,686	(9,671)	32,299	(11,352)
Accrued severance pay, net	(82)	64	42	(188)
Net cash provided by operating activities	68,522	29,605	235,266	123,531
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	(4,339)	31,367	(93,595)	(29,658)
Investment in marketable securities	(60,175)	(106,695)	(271,987)	(273,572)
Proceeds from maturity of marketable securities	57,421	44,443	246,397	195,087
Purchase of property and equipment	(8,121)	(7,601)	(17,215)	(17,188)
Net cash used in investing activities	(15,214)	(38,486)	(136,400)	(125,331)
Cash flows from financing activities:
Purchases of treasury shares	(30,000)	-	(30,000)	(112)
Conversion of convertible senior notes	(18,506)	-	(18,506)	-
Proceeds from exercise of options	90	-	160	122
Net cash provided by financing activities	(48,416)	-	(48,346)	10
Effect of exchange rate fluctuations on cash and cash equivalents	(1,076)	(25)	(315)	(2,357)
Changes in cash and cash equivalents and restricted cash	3,816	(8,906)	50,205	(4,147)
Cash and cash equivalents and restricted cash -beginning of period	153,963	116,480	107,574	111,721
Cash and cash equivalents - end of period	157,779	107,574	157,779	107,574

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2024	September 30, 2024	December 31, 2023
GAAP gross profit	109,931	101,333	74,012
Stock-based compensation*	1,805	1,722	1,537
Amortization of acquired intangible assets	1,182	1,380	1,354
Non-GAAP gross profit	112,918	104,435	76,903
GAAP gross margin as a percentage of revenues	56%	57%	55%
Non-GAAP gross margin as a percentage of revenues	58%	58%	57%

GAAP operating income	55,471	49,231	33,662
Stock-based compensation*	6,349	6,194	5,654
Acquisition related expenses	917	-	-
Amortization of acquired intangible assets	1,267	1,467	1,461
Non-GAAP operating income	64,004	56,892	40,777
GAAP operating margin as a percentage of revenues	28%	28%	25%
Non-GAAP operating margin as a percentage of revenues	33%	32%	30%

GAAP net income	50,481	51,279	38,068
Stock-based compensation*	6,349	6,194	5,654
Acquisition related expenses	917	-	-
Amortization of acquired intangible assets	1,267	1,467	1,461
Amortization of debt issuance costs	310	326	324
Revaluation of operating lease and intercompany loans	4,706	(2,309)	(827)
Tax effect of non-GAAP adjustments	(1,728)	(901)	(1,083)
Non-GAAP net income	62,302	56,056	43,597

GAAP basic earnings per share	1.72	1.76	1.31
Non-GAAP basic earnings per share	2.13	1.93	1.50

GAAP diluted earnings per share	1.58	1.60	1.20
Non-GAAP diluted earnings per share	1.94	1.74	1.36

Shares used for calculation of earnings per share (in thousands):
Basic	29,304	29,099	28,975
Diluted	32,062	32,238	32,023

* Stock-based compensation for the three months ended December 31, 2024 included in - Cost of revenues - 1,805; Research and development, net - 2,747; Sales and marketing - 1,234; General and administrative - 563.

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2024	2023
GAAP gross profit	387,086	293,177
Stock-based compensation*	7,013	4,946
Acquisition-related inventory step-up	5,284	5,430
Non-GAAP gross profit	399,383	303,553
GAAP gross margin as a percentage of revenues	58%	57%
Non-GAAP gross margin as a percentage of revenues	59%	59%

GAAP operating income	187,540	132,263
Stock-based compensation*	25,209	18,286
Acquisition related expenses	917	-
Amortization of acquired intangible assets	5,643	5,857
Non-GAAP operating income	219,309	156,406
GAAP operating margin as a percentage of revenues	28%	26%
Non-GAAP operating margin as a percentage of revenues	33%	30%

GAAP net income	183,762	136,310
Stock-based compensation*	25,209	18,286
Acquisition related expenses	917	-
Amortization of acquired intangible assets	5,643	5,857
Amortization of debt issuance costs	1,280	1,284
Revaluation of operating lease liabilities	3,221	(1,994)
Tax effect of non-GAAP adjustments	(5,106)	(3,852)
Non-GAAP net income	214,926	155,891

GAAP basic earnings per share	6.31	4.73
Non-GAAP basic earnings per share	7.38	5.41

GAAP diluted earnings per share	5.75	4.28
Non-GAAP diluted earnings per share	6.69	4.86

Shares used for calculation of earnings per share (in thousands):
Basic	29,113	28,828
Diluted	32,138	32,089

* Stock-based compensation for the year ended December 31, 2024, included in - Cost of revenues – 7,013; Research and development, net – 11,179; Sales and marketing – 4,864; General and administrative - 2,153.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FIRST QUARTER 2025
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.75	1.91
Estimated non-GAAP items:
Stock-based compensation	0.19	0.19
Amortization of acquired intangible assets and inventory step-up	0.07	0.07
Acquisition related expenses	0.02	0.02
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	2.00	2.16